Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Ishares MSCI Sweden
(Name of Issuer)

Common Stock
(Title of Class of Securities)

464-286-756
(CUSIP Number)

Andrew Teufel
Fisher Investments Inc.
13100 Skyline Blvd.
Woodside, CA 94062
800-851-8845
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/18/00
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 464-286-756



1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kenneth L. Fisher
###-##-####


2.Check the Appropriate Box if a Member of a Group

(a)
(b)



3.SEC Use Only





4.Source of Funds (See Instructions)

OO



5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]



6.Citizenship or Place of Organization

United States of America



Number of		7. Sole Voting Power
Shares		   324,400 shares of common stock
Beneficially	8. Shared Voting Power
Owned by		   0
Each			9. Sole Dispositive Power
Reporting		   324,400 shares of common stock
Person With		10. Shared Dispositive Power
      		    0

11.Aggregate Amount Beneficially Owned by Each Reporting Person

324,400 shares of common stock


12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[ ]


13.Percent of Class Represented by Amount in Row (11)

33.1%


14.Type of Reporting Person (See Instructions)

IA



Item 1.Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

ISHARES MSCI SWEDEN

ISHARES INC.
C/O SEI INVESTMENT DISTRIBUTIONS CO.
ONE FREEDOM VALLEY DRIVE
OAKS, PA 19456

Item 2.Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and
(e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)Name

a. Fisher Investments Inc. is a registered investment advisor under the Act of 1940.
b. Kenneth L. Fisher

(b)Residence or business address

a. 13100 Skyline Blvd.
Woodside, CA 94062
b. 13100 Skyline Blvd.
Woodside, CA 94062

(c)Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

a. Kenneth L. Fisher is Chairman and CEO of Fisher Investments, Inc.
b. Fisher Investments Inc. was organized and incorporated in the State of California. It is located at 13100 Skyline Blvd. Woodside, CA 94062.

(d)Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

No

(e)Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

No

(f)Citizenship.

United States of America

Item 3.Source and Amount of Funds or Other Consideration
State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in
Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

All securities reported under this schedule are or have been owned by Advisory clients of Fisher Investments, Inc. This statement is filed pursuant to rule 13d-1(b) or 13d-2 and the party filing is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.

Fisher Investments, Inc. disclaims direct beneficial ownership of all such securities. Each client has the right to receive dividends, and/or proceeds from the sale of securities. To the knowledge and information available to Fisher Investments, Inc. at the date of this filing, the advisor acknowledges that no one client has an interest in 5% or more of the securities identified above.

Item 4.Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Fisher Investments Inc. acquired 324,400 shares of the aforementioned security in the accounts of its advisory clients acting in its role as an investment advisor under the Act of 1940.

(a)Fisher Investments, Inc. may dispose of some or all of the above stated shares in the 52-week period directly following the purchase.

(b)N/A

(c)N/A

(d)N/A

(e)N/A

(f)N/A

(g)N/A

(h)N/A

(i)N/A

(j)N/A


Item 5.Interest in Securities of the Issuer

(a) Fisher Investments, Inc. is filing for and on behalf of 324,400 shares held cumulatively in investment advisory client accounts. 324,400 shares of common stock represents 33.1% of the class of securities identified pursuant to item 1.
(b) Fisher Investments, Inc. is filing as indirect owner of the following number of shares of common stock with:
Sole Voting Power: 324,400
Shared Voting Power: 0
Sole Dispositive Power: 324,400
Shared Dispositive Power: 0


Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.Material to Be Filed as Exhibits

None

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date
12/28/00

Signature
/s/ Kenneth L. Fisher

Name/Title
Chairman and CEO, Fisher Investments, Inc.